



Julien Uhlig · 2nd
CEO- EX VENTURE and ZERO CARBON- Change-Maker, Speaker, Incredible Party-Host
New York, New York, United States · Contact info

500+ connections

 EX Venture Inc.

 New School University

Experience

 **CEO- Chief Executive Officer**
EX Venture Inc. · Part-time
Sep 2018 – Present · 3 yrs 5 mos
Singapore

 **Cleantech Capital Developer**
Ascada PTE Ltd. · Part-time
Mar 2020 – Sep 2021 · 1 yr 7 mos
Singapore

Bridging Innovation, Research, Capital and Communication, through Governemt Leveraged Equity and Grant Funding.

Director
Research for Humanity Foundation
Feb 2019 – Mar 2020 · 1 yr 2 mos
Munich Area, Germany

 **Entrade Energiesysteme AG**
9 yrs 10 mos

● **CEO**
Jan 2009 – Oct 2018 · 9 yrs 10 mos

● **CEO- Vorstand**
Aug 2009 – Jun 2010 · 11 mos
Dahlem

 **Member Board Of Directors**
arensis group
Jan 2017 – Sep 2018 · 1 yr 9 mos
Greater Los Angeles Area

Financing and Integrating ENTRADE Technology into Micro-Grid Developments

Show 5 more experiences ⌄

Education

 **New School University**
Bachelor's degree, Business Administration and Management, General
1996 – 2000